UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 6)


                Norfolk Southern Railway Company
_________________________________________________________________
                        (Name of Issuer)


           $2.60 Cumulative Preferred Stock, Series A
                (no par value, $50 stated value)
_________________________________________________________________
                 (Title of Class of Securities)

                           655855 20 3
                ________________________________
                         (CUSIP Number)


                      John S. Shannon, Esq.
                 Executive Vice President - Law
                  Norfolk Southern Corporation
                     Three Commercial Place
                  Norfolk, Virginia 23510-2191
                         (804) 629-2630
_________________________________________________________________
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                          May 24, 1994
     _______________________________________________________
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  [ ].

Check the following box if a fee is being paid with the statement
[ ].

                          SCHEDULE 13D


CUSIP No.   655855 20 3


(1)  Name and I.R.S. Identification Number

          NORFOLK SOUTHERN CORPORATION
          52-1188014

(2)  Check the appropriate box if a member             (a)  [ ]
     of a group:                                       (b)  [X]

(3)  SEC Use Only


(4)  Source of Funds:                        WC, AF


(5)  Check box if disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]

(6)  Citizenship or Place of Organization:   Virginia


(7)  Sole Voting Power:                      80,921 (see Item 5)


(8)  Shared Voting Power:                    0 (see Item 5)


(9)  Sole Dispositive Power:                 80,921 (see Item 5)


(10) Shared Dispositive Power:               100,120 (see Item 5)


(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person:               181,041 (see Item 5)


(12) Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                    [ ]

(13) Percent of Class Represented by
     Amount in Row (11)                      Approximately 15.1%


(14)  Type of Reporting Person               HC, CO

                          SCHEDULE 13D


CUSIP No.   655855 20 3


(1)  Name and I.R.S. Identification Number

          NORFOLK SOUTHERN RAILWAY COMPANY
          53-6002016

(2)  Check the appropriate box if a member             (a)  [ ]
     of a group                                        (b)  [X]

(3)  SEC Use Only


(4)  Source of Funds:                        AF


(5)  Check box if disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]

(6)  Citizenship or Place of Organization:   Virginia


(7)  Sole Voting Power:                      0 (see Item 5)


(8)  Shared Voting Power:                    0 (see Item 5)


(9)  Sole Dispositive Power:                 0 (see Item 5)


(10) Shared Dispositive Power:               100,120 (see Item 5)


(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person:               100,120 (see Item 5)


(12) Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                    [ ]

(13) Percent of Class Represented by
     Amount in Row (11)                       Approximately 8.4%


(14)  Type of Reporting Person                CO

                          SCHEDULE 13D


CUSIP No.   655855 20 3


(1)  Name and I.R.S. Identification Number

          NORFOLK AND WESTERN RAILWAY COMPANY
          54-0321560

(2)  Check the appropriate box if a member             (a)  [ ]
     of a group                                        (b)  [X]

(3)  SEC Use Only


(4)  Source of Funds:                        AF


(5)  Check box if disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]

(6)  Citizenship or Place of Organization:   Virginia


(7)  Sole Voting Power:                      0 (see Item 5)


(8)  Shared Voting Power:                    0 (see Item 5)


(9)  Sole Dispositive Power:                 0


(10) Shared Dispositive Power:               90,342 (see Item 5)


(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person:               90,342 (see Item 5)


(12) Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                    [ ]

(13) Percent of Class Represented by
     Amount in Row (11)                       Approximately 7.6%


(14)  Type of Reporting Person                CO

                          SCHEDULE 13D


CUSIP No.   655855 20 3


(1)  Name and I.R.S. Identification Number

          GEORGIA SOUTHERN AND FLORIDA RAILWAY COMPANY
          53-6001292

(2)  Check the appropriate box if a member             (a)  [ ]
     of a group                                        (b)  [X]

(3)  SEC Use Only


(4)  Source of Funds:                        WC


(5)  Check box if disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]

(6)  Citizenship or Place of Organization:   Georgia


(7)  Sole Voting Power:                      0 (see Item 5)


(8)  Shared Voting Power:                    0 (see Item 5)


(9)  Sole Dispositive Power:                 0


(10) Shared Dispositive Power:               204 (see Item 5)


(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person:               204 (see Item 5)


(12) Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                    [ ]

(13) Percent of Class Represented by
     Amount in Row (11)                       Approximately 0.02%


(14)  Type of Reporting Person                CO

                          SCHEDULE 13D


CUSIP No.   655855 20 3


(1)  Name and I.R.S. Identification Number

          HIGH POINT, RANDLEMAN, ASHEBORO
            AND SOUTHERN RAILROAD COMPANY
          52-0792624

(2)  Check the appropriate box if a member             (a)  [ ]
     of a group                                        (b)  [X]

(3)  SEC Use Only


(4)  Source of Funds:                        WC


(5)  Check box if disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]

(6)  Citizenship or Place of Organization:   North Carolina


(7)  Sole Voting Power:                      0 (see Item 5)


(8)  Shared Voting Power:                    0 (see Item 5)


(9)  Sole Dispositive Power:                 0


(10) Shared Dispositive Power:               3,920 (see Item 5)


(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person:               3,920 (see Item 5)


(12) Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                    [ ]

(13) Percent of Class Represented by
     Amount in Row (11)                       Approximately 0.3%


(14)  Type of Reporting Person                CO

                          SCHEDULE 13D


CUSIP No.   655855 20 3


(1)  Name and I.R.S. Identification Number

          RAIL INVESTMENT COMPANY
          54-1602007

(2)  Check the appropriate box if a member             (a)  [ ]
     of a group                                        (b)  [X]

(3)  SEC Use Only


(4)  Source of Funds:                        WC


(5)  Check box if disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]

(6)  Citizenship or Place of Organization:   Delaware


(7)  Sole Voting Power:                      0 (see Item 5)


(8)  Shared Voting Power:                    0 (see Item 5)


(9)  Sole Dispositive Power:                 0


(10) Shared Dispositive Power:               90,342 (see Item 5)


(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person:               90,342 (see Item 5)


(12) Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                    [ ]

(13) Percent of Class Represented by
     Amount in Row (11)                       Approximately 7.6%


(14)  Type of Reporting Person                CO

                          SCHEDULE 13D


CUSIP No.   655855 20 3


(1)  Name and I.R.S. Identification Number

          STATE UNIVERSITY RAILROAD COMPANY
          53-6002038

(2)  Check the appropriate box if a member             (a)  [ ]
     of a group                                        (b)  [X]

(3)  SEC Use Only


(4)  Source of Funds:                        WC


(5)  Check box if disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]

(6)  Citizenship or Place of Organization:   North Carolina


(7)  Sole Voting Power:                      0 (see Item 5)


(8)  Shared Voting Power:                    0 (see Item 5)


(9)  Sole Dispositive Power:                 0


(10) Shared Dispositive Power:               1,640 (see Item 5)


(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person:               1,640 (see Item 5)


(12) Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                    [ ]

(13) Percent of Class Represented by
     Amount in Row (11)                       Approximately 0.1%


(14)  Type of Reporting Person                CO

                          SCHEDULE 13D


CUSIP No.   655855 20 3


(1)  Name and I.R.S. Identification Number

          YADKIN RAILROAD COMPANY
          52-0793037

(2)  Check the appropriate box if a member             (a)  [ ]
     of a group                                        (b)  [X]

(3)  SEC Use Only


(4)  Source of Funds:                        WC


(5)  Check box if disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]

(6)  Citizenship or Place of Organization:   North Carolina


(7)  Sole Voting Power:                      0 (see Item 5)


(8)  Shared Voting Power:                    0 (see Item 5)


(9)  Sole Dispositive Power:                 0


(10) Shared Dispositive Power:               4,014 (see Item 5)


(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person:               4,014 (see Item 5)


(12) Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                    [ ]

(13) Percent of Class Represented by
     Amount in Row (11)                       Approximately 0.3%


(14)  Type of Reporting Person                CO

     This Statement amends and restates the Schedule 13D dated June 21, 1989, as amended by Amendment No. 1 dated January 11, 1990, Amendment No. 2 dated August 8, 1990, Amendment No. 3 dated May 22, 1991, Amendment No. 4 dated February 7, 1992, and Amendment No. 5 dated April 8, 1992 (the "Schedule 13D"), of Norfolk Southern Corporation; Norfolk Southern Railway Company; Norfolk and Western Railway Company; Georgia Southern and Florida Railway Company (successor to The Georgia Northern Railway Company); High Point, Randleman, Asheboro and Southern Railroad Company; Rail Investment Company (successor to The National Investment Company); State University Railroad Company; and Yadkin Railroad Company, relating to the Preferred Stock of Norfolk Southern Railway Company (formerly CUSIP number 843673 40 1, changed to CUSIP 655855 20 3, following the Issuer's corporate name change from Southern Railway Company to Norfolk Southern Railway Company).


Item 1.  Security and Issuer.

     This statement relates to the $2.60 Cumulative Preferred Stock, Series A (no par value, $50 stated value)(the "Preferred Stock") of Norfolk Southern Railway Company, a Virginia corporation (the "Issuer"). Prior to December 31, 1990, the Issuer's corporate name was "Southern Railway Company."
Effective December 31, 1990, the Issuer's Articles of Incorporation were amended to change its corporate name to Norfolk Southern Railway Company. Subsequently, the corporate name change was reflected in a supplement to the prior listing application filed with the New York Stock Exchange, Inc., and the Preferred Stock of the renamed entity was assigned the CUSIP number 655855 20 3. The Issuer's principal executive offices are located at Three Commercial Place, Norfolk, Virginia 23510-2191.

Item 2.  Identity and Background.

     This statement is filed by Norfolk Southern Corporation, a Virginia corporation ("NS"), and by the following corporations which are direct or indirect subsidiaries of NS: (i) the Issuer,
(ii) Norfolk and Western Railway Company, a Virginia corporation ("NW"), (iii) Georgia Southern and Florida Railway Company, a Georgia corporation ("GSF"), as successor by merger to The Georgia Northern Railway Company, (iv) High Point, Randleman, Asheboro and Southern Railroad Company, a North Carolina corporation ("HPRAS"), (v) Rail Investment Company, a Delaware corporation ("RIC"), as successor by merger to The National Investment Company, (vi) State University Railroad Company, a North Carolina corporation ("SURC"), and (vii) Yadkin Railroad Company, a North Carolina corporation ("Yadkin") (collectively, together with NS, the "Filing Persons"). The principal executive offices of the Filing Persons are located at Three Commercial Place, Norfolk, Virginia 23510-2191.

                          Page 10 of 24
     NS controls the Issuer, a major operating railroad, and North American Van Lines, Inc., a major motor carrier ("NAVL"). The railroad system's lines extend over more than 14,500 miles of road in 20 states, primarily in the Southeast and Midwest, and the Province of Ontario, Canada. NAVL provides household moving and specialized handling freight services in the United States and Canada, and also offers certain motor carrier services worldwide. NW, GSF, HPRAS, SURC and Yadkin are railroad subsidiaries of the Issuer. RIC, a wholly owned subsidiary of NW, holds various investments, principally securities of the Issuer and its affiliates.

     NS owns all the common stock of and controls the Issuer. NW and GSF are wholly owned subsidiaries of the Issuer. RIC is a wholly owned subsidiary of NW. The Issuer owns approximately 86% of the common stock of HPRAS, approximately 54% of the common stock of SURC, and approximately 90% of the common stock of Yadkin.

     Annexed hereto as Appendix I to Item 2 is a list of the executive officers and directors of the Filing Persons, together with certain information regarding each such person.

     During the last five years, to the knowledge of the Filing Persons, none of their executive officers or directors has (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     To the knowledge of the Filing Persons, all of the executive officers and directors of the Filing Persons are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     On May 24, 1994, NS purchased 3,200 shares of Preferred
Stock, pursuant to an unsolicited offer to sell, for an aggregate cash consideration of $121,440.00.

     In the period beginning June 2, 1989, and ending May 23,
1994, NS had purchased and acquired a total of 77,626 shares of Preferred Stock for an aggregate cash consideration (including brokerage commissions) of $2,672,038.90.




                          Page 11 of 24

     The full amount of the cash consideration and brokerage commissions for all 80,826 shares of Preferred Stock purchased from June 2, 1989, through May 24, 1994, was $2,793,478.90 and was paid from internally generated funds of NS. For most purchases, NS has paid brokerage commissions of $0.10 per share. However, a significant number of shares has been purchased directly by NS through unsolicited offers to sell without payment of brokerage commissions.

Item 4.  Purpose of Transaction.

     On June 2, 1989, NS announced that it intended to purchase up to 250,000 shares of Preferred Stock on the open market during the subsequent two-year period. In May 1991, NS extended the previously announced stock purchase program through 1993. In March 1994, NS announced that it would continue purchasing up to 250,000 shares of Preferred Stock through 1996. The purpose of the stock purchase program is to increase NS's ownership interest in the Issuer. In addition, NS believes such purchases will be an effective use of its available funds to obtain an attractive return on the investment of those funds.

     By decision dated March 19, 1982, in Finance Docket No. 29430 (Sub-No. 1), Norfolk Southern Corporation - Control - Norfolk & W. Ry. Co. and Southern Ry. Co., the Interstate Commerce Commission ("ICC") authorized NS to acquire control of the Issuer and NW through stock ownership. All the common stock of the Issuer is owned directly by NS. The Issuer owns directly and NS owns indirectly all the common stock of NW.

     Prior to June 2, 1989, the Filing Persons (or their predecessors) owned directly the following numbers of shares of Preferred Stock:

          NS                        95 shares
          GSF                      204 shares
          HPRAS                  3,920 shares
          RIC                   90,342 shares
          SURC                   1,640 shares
          Yadkin                 4,014 shares

          Total                100,215 shares

Under Virginia law, the shares owned by GSF, HPRAS, RIC, SURC and Yadkin are not entitled to vote because such shares are owned by or through majority-owned subsidiaries of the Issuer. Shares owned by NS are entitled to vote.


                          Page 12 of 24

     NS, through its control of the Issuer, also controls NW, GSF, HPRAS, RIC, SURC and Yadkin. The Issuer has been and is on the date hereof included as part of NS for purposes of consolidated federal income tax reporting.

     The Preferred Stock is entitled to a dividend at the annual rate of $2.60 per share and is entitled to one vote per share on all matters. In the event of voluntary or involuntary liquidation of the Issuer, holders of shares of Preferred Stock are entitled to a fixed liquidation price of $50.00 per share plus accrued dividends in arrears. The Issuer has the right, at its option, to redeem all or any part of the Preferred Stock at the fixed redemption price of $50.00 per share plus accrued dividends.

     NS determined to purchase additional shares of Preferred Stock to increase its ownership interest in the Issuer consistent with the authorization of the ICC. NS intends to continue to exercise control through stock ownership over the Issuer and the purchase of additional shares enables NS to increase its voting control. NS also determined that purchasing shares of Preferred Stock on the open market at prevailing prices would provide an attractive use of its available funds because it would reduce the amounts payable to public stockholders as dividends on the Preferred Stock.

     Under the purchase program commenced in 1989, NS intends to purchase up to 250,000 shares of Preferred Stock in addition to the 100,215 shares owned directly or indirectly by NS prior to June 2, 1989. In this connection, NS plans to solicit through a broker offers to sell shares of Preferred Stock. The Filing Persons have no plans or proposals to dispose of any shares of Preferred Stock or other stock of the Issuer; however, at a later date NW, GSF, HPRAS, RIC, SURC or Yadkin may sell or transfer shares of Preferred Stock to NS or another subsidiary of NS. Any such shares that may be sold or transferred to NS could then be voted by NS pursuant to Virginia law.

     Other than as set forth herein, the Filing Persons have no plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) in Item 4 of Schedule 13D promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Item 5.  Interest in Securities of the Issuer.

     As of the date of this statement, the Issuer had 1,197,027 shares of Preferred Stock outstanding. The aggregate number of shares and the approximate percentage of the class of Preferred Stock beneficially owned by each Filing Person as of the date hereof is set forth below:

                          Page 13 of 24

Filing Person            No. of Shares            Percentage

     NS                       181,041               15.12%
     Issuer                   100,120                8.36%
     NW                        90,342                7.55%
     GSF                          204                0.02%
     HPRAS                      3,920                0.33%
     RIC                       90,342                7.55%
     SURC                       1,640                0.14%
     Yadkin                     4,014                0.34%

NS owns all the common stock of and controls the Issuer. Through stock control of GSF, HPRAS, RIC (through stock control of NW), SURC and Yadkin, the Issuer beneficially owns the 100,120 shares (or approximately 8.4% of the outstanding shares) of Preferred Stock owned directly by those companies. However, shares owned by the Issuer's subsidiaries are not entitled to vote under Virginia law.

     The numbers of shares of Preferred Stock as to which each Filing Person has the sole or shared power to vote (or to direct the vote) and the sole or shared power to dispose (or to direct the disposition) are as follows:

                    Power to Vote          Power to Dispose or
                 or to Direct the Vote  to Direct the Disposition
Filing Person      Sole     Shared        Sole          Shared

NS               80,921          0      80,921         100,120
Issuer                0          0           0         100,120
NW                    0          0           0          90,342
GSF                   0          0           0             204
HPRAS                 0          0           0           3,920
RIC                   0          0           0          90,342
SURC                  0          0           0           1,640
Yadkin                0          0           0           4,014

     During the sixty days ended on the date hereof, none of the Filing Persons nor, to the knowledge of any of the Filing Persons, any of the persons named in Appendix I to Item 2 hereof has effected any transactions in Preferred Stock other than as set forth in Items 3 and 5 hereof or described in Appendix I to
Item 5 annexed hereto.


                          Page 14 of 24
     To the knowledge of the Filing Persons, no subsidiary of any of the Filing Persons (other than the Filing Persons) and no executive officer or director of any of the Filing Persons beneficially owns any shares of Preferred Stock and none of them has, or knows of any other person who has, the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Preferred Stock beneficially owned by the Filing Persons, except as described in Appendix I to Item 5 annexed hereto.

Item 6.   Contracts, Arrangements, Understandings, or
          Relationships with Respect to Securities of the Issuer.

     Since the time NS acquired control of the Issuer through stock ownership, NS has elected its nominees as directors of the Issuer. The current directors and officers of the Issuer are also officers of NS. Because NS beneficially owns a majority of the Issuer's voting stock, NS has sufficient voting control to elect all directors of the Issuer. NS has in the past voted and intends to continue to vote its shares of common stock and Preferred Stock for its nominees for election as directors of the Issuer. The officers and directors of the Issuer also are officers and/or directors of NS and certain of the other Filing Persons as shown in Appendix I to Item 2.

     NS has engaged a broker to purchase from time to time on the open market at prevailing prices shares of the Preferred Stock pursuant to the stock purchase program initiated by NS in 1989.

     Other than as described herein, none of the Filing Persons, nor to the knowledge of any of the Filing Persons, any of the persons listed in Appendix I to Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the shares of Preferred Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

     None.
                          Page 15 of 24










                           SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:

                         NORFOLK SOUTHERN CORPORATION

                         By /s/ William J. Romig
                            Vice President and Treasurer

                         NORFOLK SOUTHERN RAILWAY COMPANY

                         By /s/ William J. Romig
                            Vice President

                         NORFOLK AND WESTERN RAILWAY COMPANY

                         By /s/ William J. Romig
                            Vice President

                         GEORGIA SOUTHERN AND FLORIDA RAILWAY
                         COMPANY

                         By /s/ William J. Romig
                            Vice President

                         HIGH POINT, RANDLEMAN, ASHEBORO AND
                          SOUTHERN RAILROAD COMPANY

                         By /s/ William J. Romig
                            Vice President

                         RAIL INVESTMENT COMPANY

                         By /s/ William J. Romig
                            President

                         STATE UNIVERSITY RAILROAD COMPANY

                         By /s/ William J. Romig
                            Vice President

                         YADKIN RAILROAD COMPANY

                         By /s/ William J. Romig
                            Vice President




                          Page 16 of 24



                      Appendix I to Item 2

 I. The name, principal occupation and principal business address of each director of Norfolk Southern Corporation
      (NS) is set forth below.

      (1) Gerald L. Baliles, a director of NS, is principally employed as a partner in the law firm of Hunton & Williams.
Mr. Baliles's business address is 951 E. Byrd Street, Riverfront
Plaza, East Tower, Richmond, Virginia 23219-4074.

      (2) Gene R. Carter, a director of NS, is principally employed as Executive Director of the Association for Supervision and Curriculum Development. Dr. Carter's business address is 1250 N. Pitt Street, Alexandria, Virginia 22314-1403.

      (3) Lester E. Coleman, a director of NS, is principally employed as Chairman and Chief Executive Officer of The Lubrizol
Corporation (diversified specialty chemical company).  Dr.
Coleman's business address is 29400 Lakeland Boulevard,
Wickliffe, Ohio 44092.

      (4) David R. Goode, a director of NS, is principally employed as Chairman, President, and Chief Executive Officer of
NS.  Mr. Goode's business address is Three Commercial Place,
Norfolk, Virginia  23510-2191.

      (5) T. Marshall Hahn, Jr., a director of NS, is principally employed as Honorary Chairman of the Board of Georgia-Pacific Corporation (manufacturer and distributor of building products, pulp and paper products and chemicals). Mr. Hahn's business address is P. O. Box 105605, Atlanta, Georgia 30348-5605.

      (6) Landon Hilliard, a director of NS, is principally employed as Partner, Brown Brothers Harriman & Co. (private bank). Mr. Hilliard's business address is 59 Wall Street, New
York, New York 10005.

      (7) E. B. Leisenring, Jr., a director of NS, is retired from his former position as Chairman of the Board of Penn
Virginia Corporation (natural resources holding and development company). Mr. Leisenring's business address is 700 The Bellevue,
200 South Broad Street, Philadelphia, Pennsylvania 19102.

      (8) Arnold B. McKinnon, a director of NS, is retired from his former position as Chairman and Chief Executive Officer of NS. Mr. McKinnon's business address is Three Commercial Place,
Norfolk, Virginia 23510-2191.




                          Page 17 of 24
      (9) Robert E. McNair, a director of NS, is principally employed as Chairman of McNair & Sanford, P.A. Mr. McNair's business address is P. O. Box 11390, Columbia, South Carolina
29211.

     (10) Jane Margaret O'Brien, a director of NS, is principally employed as President of Hollins College. Ms.
O'Brien's business address is P. O. Box 9625, Roanoke, Virginia
24020-9625.

     (11) Harold W. Pote, a director of NS, is principally employed as partner of The Beacon Group (a private investment partnership focusing on principal investments in energy, real estate and general corporate buyouts). Mr. Pote's business address is 375 Park Avenue, 17th Floor, New York, NY 10152.


II. The name, principal occupation and principal business address of each executive officer of Norfolk Southern Corporation (NS) not listed under I above is set forth below. (Unless otherwise indicated, the principal business address of the executive officers listed below is Three Commercial Place, Norfolk, Virginia 23510-2191.)

      (1)  Joseph R. Turbyfill is principally employed as Vice
Chairman of NS.

      (2)  R. Alan Brogan is principally employed as Executive
Vice President-Transportation Logistics of NS. Mr. Brogan's business address is 5501 U.S. Highway 30, West, Ft. Wayne,
Indiana  46818.

      (3)  Paul R. Rudder is principally employed as Executive
Vice President-Operations of NS.

      (4)  John S. Shannon is principally employed as Executive
Vice President-Law of NS.

      (5)  Thomas C. Sheller is principally employed as Executive
Vice President-Administration of NS.

      (6)  D. Henry Watts is principally employed as Executive
Vice President-Marketing of NS.

      (7)  Henry C. Wolf is principally employed as Executive
Vice President-Finance of NS.

      (8)  Stephen C. Tobias is principally employed as Senior
Vice President-Operations of NS.

      (9)  Paul N. Austin is principally employed as Vice
President-Personnel of NS.

                          Page 18 of 24
      (10)  William B. Bales is principally employed as Vice
President-Coal Marketing of NS.  Mr. Bales's business address is
110 Franklin Road, S.E., Roanoke, Virginia 24042.

      (11)  James C. Bishop, Jr. is principally employed as Vice
President-Law of NS.

      (12)  John F. Corcoran is principally employed as Vice
President-Public Affairs of NS. Mr. Corcoran's business address is 1500 K Street, Suite 375, Washington, D.C. 20005.

      (13)  Thomas L. Finkbiner is principally employed Vice
President-Intermodal of NS.

      (14)  James L. Granum is principally employed as Vice
President-Public Affairs of NS.  Mr. Granum's business address is
1500 K Street, Suite 375, Washington, D.C. 20005.

      (15)  James A. Hixon is principally employed as Vice
President-Taxation of NS.

      (16)  Jon L. Manetta is principally employed as Vice
President-Operations of NS. Mr. Manetta's business address is 185 Spring Street, Atlanta, Georgia 30303.

      (17)  Harold C. Mauney, Jr. is principally employed as Vice
President-Quality Management of NS.

      (18)  Donald W. Mayberry is principally employed as Vice
President-Mechanical of NS. Mr. Mayberry's business address is 110 Franklin Road, S.E., Roanoke, Virginia 24042.

      (19)  James W. McClellan is principally employed as Vice
President-Strategic Planning of NS.

      (20)  Kathryn B. McQuade is principally employed as Vice
President-Internal Audit of NS. Ms. McQuade's business address is 110 Franklin Road, S.E., Roanoke, Virginia 24042.

      (21)  Charles W. Moorman is principally employed as Vice
President-Information Technology of NS.

      (22)  Phillip R. Ogden is principally employed as Vice
President-Engineering of NS.  Mr. Ogden's business address is 185
Spring Street, Atlanta, GA  30303.

      (23)  L. I. Prillaman is principally employed as Vice
President-Properties of NS.

      (24)  Magda A. Ratajski is principally employed as Vice
President-Public Relations of NS.


                          Page 19 of 24
      (25)  John P. Rathbone is principally employed as Vice
President and Controller of NS.

      (26)  William J. Romig is principally employed as Vice
President and Treasurer of NS.

      (27)  Donald W. Seale is principally employed as Vice
President-Merchandise Marketing of NS.

      (28)  Powell F. Sigmon is principally employed as Vice
President-Safety, Environmental and Research Development of NS.
Mr. Sigmon's business address is 110 Franklin Road, S.E.,
Roanoke, Virginia  24042.

      (29)  Robert S. Spenski is principally employed as Vice
President-Labor Relations of NS.

      (30) Donald E. Middleton is principally employed as Corporate Secretary of NS.


III.   The names of the Directors of Norfolk Southern Railway
       Company, each of whom is listed under I or II above, are set forth below.

                          David R. Goode
                          Paul R. Rudder
                          John S. Shannon
                          Thomas C. Sheller
                          John R. Turbyfill
                          D. Henry Watts

 IV. The name, principal occupation and principal business address of each executive officer of Norfolk Southern
       Railway Company (NSR) not listed under I, II or III above is set forth below.

         (1) Ronald E. Sink is principally employed as Treasurer of NSR and Norfolk and Western Railway Company.
       Mr. Sink's business address is 110 Franklin Road, S.E.,
       Roanoke, Virginia 24042.

         (2) Dezora M. Martin is principally employed as Assistant Corporate Secretary of NS and as Corporate
       Secretary of NSR and Norfolk and Western Railway Company.
       Ms. Martin's business address is Three Commercial Place,
       Norfolk, Virginia 23510-2191.

  V.   The names of the Directors of Norfolk and Western Railway
       Company, each of whom is listed under I, II, III or IV above, are set forth below.


                          Page 20 of 24

                          David R. Goode
                          Paul R. Rudder
                          John S. Shannon
                          Thomas C. Sheller
                          John R. Turbyfill
                          D. Henry Watts

 VI. The name, principal occupation and principal business address of each executive officer of Norfolk and Western
       Railway Company (NW) is listed under I, II, III, IV or V above.

 VII. The names of the Directors of Georgia Southern and Florida Railway Company, each of whom is listed under I, II, III, IV, V or VI above, are set forth below.

                          Paul R. Rudder
                          John S. Shannon
                          John R. Turbyfill
                          D. Henry Watts
                          Henry C. Wolf

VIII. The name, principal occupation and principal business address of each executive officer of Georgia Southern and Florida Railway Company, not listed under I, II, III, IV,
       V, VI or VII above is set forth below.

       (1) Thomas C. Hostutler, Comptroller of The Georgia Northern Railway Company, is principally employed as Senior Assistant Vice President-Corporate Accounting of NS. Mr. Hostutler's business address is Three Commercial Place, Norfolk, Virginia 23510-2191.

  IX.  The names of the Directors of High Point, Randleman,
       Asheboro and Southern Railroad Company, each of whom is listed under I, II, III, IV, V, VI, VII or VIII above, are set forth below.

                          Paul R. Rudder
                          John S. Shannon
                          Thomas C. Sheller
                          John R. Turbyfill
                          D. Henry Watts

   X. The name, principal occupation and principal business address of each executive officer of High Point, Randleman, Asheboro and Southern Railroad Company is listed under I, II, III, IV, V, VI, VII, VIII or IX above.




                          Page 21 of 24
  XI. The names of the Directors of Rail Investment Company, each of whom is listed under I, II, III, IV, V, VI, VII,
       VIII, IX or X above, are set forth below.

                          James A. Hixon
                          Thomas C. Hostutler
                          William R. Martin, Jr.
                          John P. Rathbone
                          William J. Romig

 XII. The name, principal occupation and principal business address of each executive officer of Rail Investment
       Company is listed under I, II, III, IV, V, VI, VII, VIII,
       IX, X or XI above.

XIII.  The names of the following Directors of State University
       Railroad Company are not listed under I, II, III, IV, V,
       VI, VII, VIII, IX, X, XI or XII above.

       (1) P. C. Barwick, Jr., a director of State University Railroad Company, is principally employed as Secretary, The North Carolina Railroad Company. Mr. Barwick's business address is 131 S. Queen Street, Kinston, NC 28501.

       (2)  Robert S. Bridgers, a director of State University
       Railroad Company, is retired from business.  Mr.

       Bridger's principal address is 425 S. Lumina Avenue,

       Wrightsville Beach, NC  28480.

       The names of the remaining Directors of State University
       Railroad Company, each of whom is listed under I, II, III, IV, V, VI, VII, VIII, IX, X, XI or XII above, are set forth below.

                          William J. Romig
                          John R. Turbyfill
                          D. Henry Watts

 XIV. The name, principal occupation and principal business address of each executive officer of State University
       Railroad Company is listed under I, II, III, IV, V, VI,
       VII, VIII, IX, X, XI, XII or XIII above.

  XV. The names of the Directors of Yadkin Railroad Company each of whom is listed under I, II, III, IV, V, VI, VII,
       VIII, IX, X, XI, XII, XIII or XIV above, are set forth below.

                          Harold C. Mauney, Jr.
                          L. I. Prillaman
                          Paul R. Rudder
                          John S. Shannon
                          Thomas C. Sheller
                          Stephen C. Tobias
                          John R. Turbyfill
                          D. Henry Watts
                          Henry C. Wolf

 XVI. The name, principal occupation and principal business address of each executive officer of Yadkin Railroad
       Company is listed under I, II, III, IV, V, VI, VII, VIII,
       IX, X, XI, XII, XIII, XIV or XV above.

                      Appendix I to Item 5



       This Appendix supplements the information set forth in
Item 5 of the foregoing Schedule 13D:


       On June 1, 1994, Thomas C. Sheller's mother-in-law beneficially owned 200 shares of Preferred Stock as to which Mr. Sheller had shared voting and investment power.

       On June 1, 1994, Harold C. Mauney's wife beneficially owned 70 shares of Preferred Stock as to which Mr. Mauney disclaims any beneficial interest in these shares.